Exhibit D

Privileged & Confidential

Execution Version

CONTRIBUTION AND EXCHANGE AGREEMENT

THIS CONTRIBUTION AND EXCHANGE AGREEMENT (this “Agreement”) is made as of June 27, 2021, by and between Project Quick Ultimate Parent, LP, a Delaware limited partnership (“Parent”), on the one hand, and Pamela M. Lopker (“Lopker”), The Lopker Living Trust dated November 18, 2013 (the “Lopker Trust”), and the Estate of Karl F. Lopker (the “Lopker Estate” and collectively with Lopker and the Lopker Trust, the “Rollover Investor”), on the other hand. Except as otherwise set forth herein, capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

WHEREAS, Project Quick Parent, LLC, a Delaware limited liability company, Project Quick Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and QAD Inc., a Delaware corporation (the “Company”), are parties to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company with the Company being the surviving entity, and the Company will become a wholly owned Subsidiary of Parent;

WHEREAS, in connection with (but subject to the consummation of) the transactions contemplated by the Merger Agreement, Parent and Rollover Investor desire to enter into an agreement pursuant to which, immediately prior to the Effective Time, (a) Rollover Investor shall contribute to Parent the Rollover Shares (as defined below), (b) in exchange for such Rollover Shares, Parent shall issue to Rollover Investor, on the terms and subject to the conditions contained herein, the Parent Units (as defined below), and (c) Parent shall contribute the Rollover Shares to a newly-formed, direct subsidiary of Parent (“Intermediate”); and

WHEREAS, it is intended that the contribution of Rollover Shares in exchange for Parent Units be treated for U.S. federal income tax purposes as a tax-free contribution governed by Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

1. Contribution and Issuance of Parent Units.

(a) Effective immediately prior to the Effective Time (the “Rollover Closing”), Rollover Investor hereby contributes, transfers and assigns (or causes to be contributed, transferred and assigned) to Parent, free and clear of all Liens, all of Rollover Investor’s right, title and interests in the shares of Class A Common Stock and Class B Common Stock (the “Rollover Shares”) set forth on Exhibit A with the aggregate value as of the Closing set forth across from the heading “Aggregate Value of Rollover Shares” on Exhibit A. Parent acknowledges and agrees that Rollover Investor may, upon written notice to Parent, amend Exhibit A hereto at any time prior to the Effective Time without the consent of Parent to change the mix of shares or particular shares of Class A Common Stock and Class B Common Stock included in the Rollover Shares, provided, that the “Aggregate Value of Rollover Shares” set forth therein shall not change from the amount set forth on Exhibit A.

(b) In exchange for such Rollover Shares, Parent hereby issues to Rollover Investor (or its designated Affiliate) (i) the number of Parent’s Class A Units (“Class A Units”) set forth on Exhibit A at the per Unit agreed upon value set forth therein and (ii) the number of Parent’s Class B Units (“Class B Units”) set forth on Exhibit A at the per Unit agreed upon value set forth therein (collectively, such Class A Units and Class B Units, the “Parent Units”), such that immediately thereafter, Parent Units having an aggregate value equal to the value attributed to the Rollover Shares shall have been issued to Rollover Investor (or its designated Affiliate).

(c) The issuance of the Parent Units to Rollover Investor hereunder is intended to be exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D and/or Section 4(a)(2) of the Securities Act. Immediately after the issuance of the Parent Units to Rollover Investor, the parties agree that each Class A Unit will be treated under the LP Agreement as having made a capital contribution of $1,000 for each such Class A Unit.

(d) Prior to the Closing Date, Rollover Investor may permit either or both of Bo Lopker and Juliana Lopker (each, an “Alternative Rollover Investor”) to enter into a separate Contribution and Exchange Agreement (each, an “Alternative Rollover Agreement”) with Parent, on substantially the same terms as those set forth in this Agreement (other than the covenants contained in Section 8, which shall not be required), pursuant to which each Alternative Rollover Investor will agree to contribute Company Common Stock, with an aggregate value not to exceed $15,000,000, to Parent in exchange for Parent Units. Upon execution of any Alternative Rollover Agreement, the parties will cause Exhibit A hereto to be amended to reflect a reduction in the aggregate numbers of Rollover Shares, and Parent Units hereunder by the aggregate amount of the commitments under all Alternative Rollover Agreements.

(e) Prior to the Closing Date, each of Parent and Rollover Investor shall negotiate in good faith the terms of the LP Agreement and the Registration Rights Agreement, with such terms to be consistent with the terms set forth on the Equity Term Sheet attached hereto as Exhibit B.

(f) As a condition to the issuance of the Parent Units, Rollover Investor shall deliver (or cause to be delivered) to Parent (i) a certificate representing the Rollover Shares (if certificated) free and clear from all Liens duly endorsed (or accompanied by a duly executed share power with respect to the Rollover Shares), and (ii) a duly executed counterpart signature page to each of the LP Agreement and the Registration Rights Agreement.

(g) The Parent Units will continue to be Parent Units for purposes of this Agreement in the hands of any holder other than Rollover Investor (except for Parent or its Subsidiaries and except for transferees in a Public Offering), and except as otherwise provided herein or in the LP Agreement, each such other holder of the Parent Units will succeed to all rights and obligations attributable to Rollover Investor as a holder of the Parent Units pursuant to this Agreement and the LP Agreement. The Parent Units will also include units of Parent’s equity interests issued with respect to the Parent Units by way of a split, dividend, distribution or other recapitalization.

(h) Prior to the Effective Time, Rollover Investor shall deliver to Parent an executed and duly completed IRS Form W-9 or appropriate IRS Form W-8, as applicable.

2. Representations and Warranties of Rollover Investor. In connection with the transactions contemplated hereby, Rollover Investor represents and warrants to Parent, as of the date hereof and as of the Rollover Closing, that:

(a) Rollover Investor has good and valid title to the Rollover Shares, free and clear of any and all Liens, and is transferring good and valid title to the Rollover Shares to Parent, and delivering the Rollover Shares to Parent free and clear of all Liens other than Liens created by this Agreement or as imposed by applicable securities laws. Except for the Company’s Organizational Documents and the Support Agreement, there are no securityholder agreements, voting trusts, proxies, or other agreements or understandings with respect to the Rollover Shares to which Rollover Investor is a party.

(b) The execution, delivery and performance of this Agreement has been duly authorized by Rollover Investor and this Agreement constitutes a valid and binding obligation of Rollover Investor, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. The execution, delivery, and performance of this Agreement, the consummation of the transactions contemplated hereby, and the delivery of the Rollover Shares to Parent by Rollover Investor do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any Lien upon the Rollover Shares pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of or (vi) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority pursuant to, any law, statute, rule or regulation to which Rollover Investor is subject, or any agreement, instrument, order, judgment or decree to which Rollover Investor is a party or by which Rollover Investor is bound.

(c) Rollover Investor has the full legal right, power and authority to deliver the Rollover Shares to Parent.

(d) The Parent Units to be acquired by Rollover Investor pursuant to this Agreement will be acquired for Rollover Investor’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Parent Units will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(e) Rollover Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission. Rollover Investor is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Parent Units.

(f) Rollover Investor is able to bear the economic risk of Rollover Investor’s investment in the Parent Units for an indefinite period of time because the Parent Units have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(g) Rollover Investor has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Parent Units and has had full access to such other information concerning Parent as Rollover Investor has requested.

(h) Rollover Investor acknowledges and agrees that there may be additional issuances of equity securities of Parent after the date hereof, subject to the terms of the LP Agreement, and the Parent Units may be diluted in connection with any such issuance.

(i) There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders or decrees pending or, to Rollover Investor’s knowledge, threatened against or affecting the Rollover Shares that would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement.

(j) Rollover Investor has had the opportunity to consult Rollover Investor’s own tax counsel as to the U.S. federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement and each of the other agreements contemplated hereby and acknowledges that, except as set forth in Section 10(b) hereof, neither Parent nor any of Parent’s Affiliates has made any representations or covenants regarding such tax consequences or benefits upon which Rollover Investor has relied.

3. Representations and Warranties of Parent. In connection with the transactions contemplated hereby, Parent represents and warrants to Rollover Investor, as of the date hereof and as of the Rollover Closing, that:

(a) Parent is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify might reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of Parent and its Subsidiaries taken as a whole. Parent has all requisite limited partnership power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement has been duly authorized by Parent and this Agreement constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. The execution and delivery by Parent of this Agreement, the issuance of the Parent Units hereunder, and the fulfillment of and compliance with the respective terms hereof do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any Lien upon Parent’s equity interests or assets pursuant to, (iv) give rise to any right of first refusal, preemptive right, tagalong right, transfer right or other similar right of any other party to, (v) give any third party the right to modify, terminate or accelerate any obligation under, (vi) result in a violation of or (vii) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to, the certificate of limited partnership of Parent or the LP Agreement, or any law, statute, rule or regulation to which Parent is subject, or any agreement, instrument, order, judgment or decree to which Parent is a party or by which it is bound.

(c) The Parent Units, when issued pursuant to the terms of this Agreement, will be duly authorized, validly issued and outstanding, fully paid, no assessable and free and clear of all Liens, other than as applicable to the Parent Units or the holders thereof under applicable federal and state securities laws, the LP Agreement and the Registration Rights Agreement.

(d) The Rollover Investor will acquire Parent Units pursuant to this Agreement for the same price per Parent Unit as TB is acquiring its equity interests in Parent in connection with the Merger (valuing the Rollover Shares based on the Merger Consideration).

(e) Parent was formed solely in connection with the transactions contemplated by the Merger Agreement and, except for obligations incurred or actions taken in connection with its formation or the negotiation and consummation of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, Parent has not engaged in any business or activity of any type or kind.

4. Transferability.

(a) From the date hereof through the Effective Time, except for the transactions described herein, Rollover Investor shall not sell, transfer, assign, pledge or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any interest in Rollover Investor’s Rollover Shares (including transfers that would otherwise constitute permitted transfers).

(b) The Parent Units will be subject to the transfer restrictions contained in the LP Agreement and Registration Rights Agreement.

(c) Any certificates issued representing the Parent Units will bear the legend set forth in the LP Agreement.

5. Definitions.

“LP Agreement” means the Amended and Restated Limited Partnership Agreement, dated as of the Closing Date (as amended or modified from time to time in accordance with its terms), by and among Parent and the securityholders of Parent party thereto.

“Public Offering” has the meaning set forth in the LP Agreement.

“Registration Rights Agreement” means that certain Registration Rights Agreement, to be dated as of the Closing Date (as amended or modified from time to time in accordance with its terms), by and among Parent and the securityholders of Parent party thereto.

“Securities Act” means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

6. No Ownership Interest; No Inconsistent Actions. Nothing contained in this Agreement shall be deemed to, prior to the contribution contemplated by Section 1(a)), vest in Parent any direct or indirect ownership or incidence of ownership of, or with respect to, any Rollover Shares. All rights, ownership and economic benefits of and relating to the Rollover Shares shall remain vested in and below to Rollover Investor, and this Agreement shall not confer any right, power or authority upon Parent or any other Person (i) to direct Rollover Investor in the voting of any of the Rollover Shares, except as expressly provided herein, or (ii) in the performance of any of. Rollover Investor’s duties or responsibilities as stockholders or officers or director, as the case may be , of the Company.

7. Stockholder Capacity. Nothing in this Agreement shall be construed as preventing, limiting or otherwise affecting any actions taken or not taken by Rollover Investor in her capacity as an officer or director of the Company or any Company Subsidiaries or from fulfilling the duties and obligations of such office (including the performance of obligations required by the fiduciary duties of Rollover Investor acting in her capacity as an officer or director), and none of such actions (or determinations not to take any action) in such other capacities shall in and of itself be deemed to constitute a breach of this Agreement.

8. Confidential Information; Non-Compete; Non Solicitation.

(a) Confidential Information. Rollover Investor recognizes and acknowledges that by reason of Rollover Investor’s employment with or engagement by the Company, Rollover Investor has had and will have access to confidential and/or proprietary information of Parent and the Company, including (i) trade secrets, inventions, ideas, processes, methods, apparatus, equipment, software, data, programs, listings, patents, copyrights, trademarks, service marks, other works of authorship, know-how, technology improvements, specifications, formulas, discoveries, developments, designs, drawings, documents, sketches, drawings, models and techniques relating to the current, future and proposed products and services of Parent and the Company; (ii) information and data regarding research, development, new products and services, design, details and specifications, engineering, marketing and sales, business records and plans, budgets, plans for future developments, business forecasts, financial statements and other financial information, licenses, costs, procurement requirements, policies or operational methods, suppliers, customers, potential customers and key personnel, market studies and forecasts, target markets, competitive analyses, sales and pricing policies, sales and pricing information and techniques, promotional strategies, the identity, skills and compensation of employees, personnel policies, the substance of agreements with customers, suppliers and others, marketing or dealership arrangements, servicing and training programs and arrangements, customer lists, customer preferences, customer needs, customer data, customer contact information, profit margins, overhead, and Parent’s and the Company’s methods and techniques for running its business, including but not limited to technical information relating to the creation, installation, repair or maintenance of its products and the services the Company provides; and (iii) information regarding the skills and compensation of other employees, independent contractors or consultants of Parent and/or the Company ((i), (ii) and (iii) collectively, and in any form or medium, “Proprietary Information”). Rollover Investor hereby assigns to the Company all rights Rollover Investor may have or acquire in such Proprietary Information and recognizes and agrees that all Proprietary Information shall be the sole property of the Company and its assigns.

(b) Non-Competition. For a period of two (2) years after the Closing (the “Restricted Period”), Rollover Investor shall not directly or indirectly participate in any activity that would qualify as Competition in the Territory (as defined below).

For purposes hereof, “Competition” means to directly or indirectly own any interest in, manage, operate, control, invest or acquire an interest in, participate in, consult with, render services to or for, or operate, any Person, business or enterprise (including any division, group or franchise of a larger organization), whether as a proprietor, owner, member, partner, stockholder, director, officer, employee, consultant, joint venturer, investor, licensor or sale representative, that conducts, participates in or constitutes a business or business line that the Company is conducting as of the date of this Agreement. Notwithstanding anything to the contrary contained herein, Rollover Investor shall not be prohibited from owning (x) up to two percent (2%) of the outstanding stock of a corporation that is engaged primarily in business activities that compete directly with the business of the Company as of the date of this Agreement and that is publicly traded on a national securities exchange or in the over the counter market, (y) any amount of stock of any corporation, limited liability company, partnership, limited partnership or other enterprise that is not engaged primarily in business activities that compete directly with the business of the Company as of the date of this Agreement, or (z) any amount of securities of any private or public investment vehicle or fund that is not formed by or at the direction of Rollover Investor and over which Rollover Investor exercises no management control, in each case of clauses (x), (y) and (z) so long as Rollover Investor has no active participation or management authority in connection with the business of such corporation, limited liability company, partnership, limited partnership or other enterprise or investment vehicle or fund.

As used in this Agreement, “Territory” means all of the United States of America and all of each other country in which the Company generates sales, markets products or provides services as of the date of this Agreement.

(c) Non-Solicitation. During the Restricted Period, Rollover Investor shall not, directly or indirectly, for the benefit of Rollover Investor or any other person, and shall cause any Person controlled by Rollover Investor not to: (A) induce, solicit or hire or attempt to solicit or hire any employee of Parent or the Company, who is or was an employee of the Company on or during the six (6) month period prior to the Closing; (B) solicit any customer, supplier, vendor, licensee, distributor, contractor or other business relation of Parent or the Company, who is or was a customer, supplier, vendor, licensee, distributor, contractor or other business relation of Parent or the Company, during the Restricted Period, to cease doing business with or alter in any way such Person’s business with, or adversely alter its business relationship with, Parent and/or the Company; or (C) hire or retain any Person who is or was an employee, associate, consultant, agent or representative of Parent and/or the Company during the Restricted Period. Rollover Investor will not be deemed to violate this paragraph as a result of (x) placing a general advertisement seeking to hire employees or consultants which is not targeted at the employees or consultants of Parent or the Company so long as no hiring actually results therefrom, (y) soliciting or hiring any Person who has not been an employee of the Parent or the Company for at least six (6) months) at the time of such solicitation or hiring, or (z) by providing a personal reference to a third party if requested by any such individual.

(d) Mutual Non-Disparagement. For so long as Rollover Investor is engaged by Parent and/or the Company and for all times thereafter, Rollover Investor shall not, directly or indirectly, and shall cause any Person controlled by Rollover Investor not to, make or solicit or encourage others to make or solicit directly or indirectly any derogatory or negative statement or communication about Parent, the Company or their respective Affiliates or any of Parent’s, the Company’s or their respective Affiliates’ respective businesses, products, services or activities; provided, however, that such restriction shall not prohibit truthful testimony compelled by valid legal process. For so long as Rollover Investor is engaged by Parent and/or the Company and for all times thereafter, Parent shall not, and shall cause its directors and officers and any other Person controlled by Parent not to, make or solicit or encourage others to make or solicit directly or indirectly any derogatory or negative statement or communication about Rollover Investor or her Affiliates or any of her talents, capabilities, services or activities; provided, however, that such restriction shall not prohibit truthful testimony compelled by valid legal process.

(e) Enforcement. If, at the time of enforcement of any of this Section 8, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. Because Rollover Investor’s services are unique and because Rollover Investor has access to Proprietary Information, the parties hereto agree that money damages may not be an adequate remedy for any breach of this Agreement. Therefore, in the event of a breach or threatened breach of this Agreement, the non-breaching party or their respective successors or assigns, in addition to other rights and remedies existing in their favor, shall be entitled to seek specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). Each of Rollover Investor and Parent acknowledges that the restrictions contained in this Section 8 are reasonable and that each of Rollover Investor and Parent has received good and valuable consideration in exchange for such covenants.

(f) For purposes of this Section 8, “Parent” will mean Parent, the Company and their respective Subsidiaries.

9. Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service or sent by email. Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service or (c) the day of sending, if sent by email prior to 5:00 p.m. (Pacific time) on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m. (Pacific time) on any Business Day or on any day other than a Business Day:

If to Parent:

c/o Thoma Bravo, L.P.

600 Montgomery Street, 20th Floor

San Francisco, CA 94111

Attention:     Scott Crabill

                      Peter Stefanski

Email:           scrabill@thomabravo.com

                      pstefanski@thomabravo.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Attention:     Theodore A. Peto, P.C.

                       Bradley C. Reed, P.C.

Email:           theodore.peto@kirkland.com

                       bradley.reed@kirkland.com

If to Rollover Investor:

Pamela M. Lopker

9516 SE 15th Street

Bellevue, Washington 98004 Email: plopker@yahoo.com

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

1999 Avenue of the Stars, 27th Floor

Los Angeles, CA 90067

Attention:     David M. Hernand

         Sean A. Monroe

Email:           davidhernand@paulhastings.com

                       seanmonroe@paulhastings.com

10. Certain Additional Agreements.

(a) Further Assurances. Each of Parent and Rollover Investor shall, and Parent Shall cause Intermediate to, at the other party’s request, execute and deliver such other instruments of conveyance and transfer and take such other actions as may be reasonably requested to effectively carry out the terms and provisions of this Agreement.

(b) Tax Treatment. For U.S. federal (and all applicable state and local) income tax purposes, Parent and Rollover Investor agree that the contribution of the Rollover Shares in exchange for the Parent Units pursuant to this Agreement is intended to be treated as a tax-free contribution of property described in Section 721 of the Code. None of Parent or Rollover Investor shall take, and Parent shall cause Intermediate not to take, any position on any Tax Return, in any Tax audit, or in any other Tax proceeding inconsistent therewith, except as required by applicable law. Rollover Investor shall, no later than 90 days after the date hereof, provide to Parent its tax basis and holding period in each of the Rollover Shares for U.S. federal income tax purposes (including, at the request of Parent, any supporting information and documents).

11. General Provisions.

(a) Termination. If the Merger Agreement is terminated in accordance with its terms at any time prior to the Closing, then this Agreement shall terminate ab initio and be of no further force or effect simultaneously with such termination.

(b) Survival. All of the representations and warranties set forth in Section 2 and 3 of this Agreement shall survive the Closing.

(c) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(d) Complete Agreement. This Agreement, those documents expressly referred to herein including the Merger Agreement, the Support Agreement, the LP Agreement and the Registration Rights Agreement, and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. Except as set forth in the last sentence of this Section 11(d), nothing in this Agreement shall be deemed to modify, terminate or supersede the Company’s obligations under that certain Change in Control Agreement (the “CIC Agreement”), dated December 18, 2008, by and between the Company and Rollover Investor. Notwithstanding the foregoing, the Rollover Investor hereby waives all of her rights to any severance benefits set forth in Section 3 of the CIC Agreement or in any applicable executive termination policy or other severance policy of the Company or its Subsidiaries, whether payable in connection with, prior to or after the transactions contemplated by the Merger Agreement for any reason, and Section 3 and Section 4 shall be deemed deleted from the CIC Agreement. Further, the term “Equity Compensation” in the CIC Agreement shall be deemed to mean any equity compensation granted to Rollover Investor under the QAD Inc. 2006 Stock Incentive Program or any other equity incentive plan of the Company, and all references to “employment” in Section 5 of the CIC Agreement shall be deemed to be followed by the phrase “or service on the board of the directors of Parent”.

(e) Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or other electronic imaging means (including by .pdf) shall be effective as delivery of a manually executed counterpart of this Agreement.

(f) Successors and Assigns; Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except that each of Parent’s Affiliates will have the right to enforce this Agreement as if they were party hereto and shall be express third party beneficiaries hereof. Except as set forth in the preceding sentence, this Agreement is not intended for the benefit of any Person other than the parties hereto, and no such other Person shall be deemed to be a third party beneficiary hereof.

(g) Withholding. Parent may withhold from any and all amounts payable under this Agreement such federal, state, local or foreign withholding taxes, excise taxes, or employment taxes (“Taxes”) as may be required to be withheld by Parent pursuant to any applicable law or regulation.. Parent shall timely and properly remit any such Taxes to the appropriate Governmental Authority.

(h) Governing Law; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement (and any claims, issues, controversies or matters arising hereunder) shall be governed by the internal law of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (I) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (II) THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(i) JURISDICTION AND VENUE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY ANY PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING ANY SUIT, ACTION OR PROCEEDING SEEKING EQUITABLE RELIEF) SHALL PROPERLY AND EXCLUSIVELY LIE IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (THE “COURT OF CHANCERY”) OR, TO THE EXTENT THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE APPELLATE COURTS HAVING JURISDICTION

OF APPEALS IN SUCH COURTS (THE “DELAWARE FEDERAL COURT”) OR, TO THE EXTENT NEITHER THE COURT OF CHANCERY NOR THE DELAWARE FEDERAL COURT HAS SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE (COLLECTIVELY, THE “CHOSEN COURTS”). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE CHOSEN COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING. THE PARTIES HERETO IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN THE CHOSEN COURTS, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH CHOSEN COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING.

(j) Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorney’s fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(k) Amendment and Waiver. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. A waiver of right or remedy on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on any other occasion. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies, which they would otherwise have hereunder. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

(l) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(m) Acknowledgment. Rollover Investor agrees and acknowledges that (i) the Rollover Shares being exchanged by Rollover Investor pursuant to this Agreement would have been exchanged for the payment of the amounts provided in Section 3.1 of the Merger Agreement, (ii) instead of receiving payment of the amounts provided in Section 3.1 of the Merger Agreement for such Rollover Shares, Rollover Investor elected to exchange such units for the Parent Units immediately prior to the closing of the transactions contemplated by the Merger Agreement and (iii) the Parent Units ultimately received by Rollover Investor represent all of the consideration to which Rollover Investor is entitled in respect of the Rollover Shares upon consummation of the transactions contemplated by the Merger Agreement.

(n) Expenses. Parent shall reimburse Rollover Investor for the legal costs and expenses incurred by Rollover Investor in connection with the negotiation of this Agreement and Rollover Investor’s investment in Parent.

(o) No Agreement Until Transaction Documents Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute, or be deemed to evidence, a contract, agreement, arrangement or understanding between the parties hereto unless (i) the Merger Agreement is executed and delivered by all parties thereto, and (ii) this Agreement is executed and delivered by all parties hereto.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Contribution and Exchange Agreement on the date first written above.

PROJECT QUICK ULTIMATE PARENT, LP

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	President and Assistant Treasurer

Signature Page to Contribution and Exchange Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Contribution and Exchange Agreement on the date first written above.

By:	/s/ Pamela M. Lopker
Name: Pamela M. Lopker

THE LOPKER LIVING TRUST DATED NOVEMBER 18, 2013

By:	/s/ Pamela M. Lopker
Name: Pamela M. Lopker
Its:	Trustee

ESTATE OF KARL F. LOPKER

By:	/s/ Pamela M. Lopker
Name: Pamela M. Lopker
Its:	Personal Representative

Signature Page to Contribution and Exchange Agreement

Exhibit A

Rollover Investor:	Collectively, Pamela M. Lopker, The Lopker Living Trust dated November 18, 2013 and the Estate of Karl F. Lopker

Number and Type of Rollover Shares:

3,428,571 Shares of Company Common Stock, comprised of [____] shares of Class A Common Stock and [____] shares of Class B Common Stock;

*  For purposes of clarity, prior to the Effective Time and in accordance with Section 1(a), the Rollover Investor may modify the mix of shares and/or particular shares of Class A Common Stock and Class B Common Stock.

Aggregate Value of Rollover Shares:	$299,999,962.50

Number of Parent Units being Received by Rollover Investor in Exchange:
Class A Units	Value per Class A Unit	Aggregate Value of Rollover Investor’s Class A Units
299,999.9625 Class B Units	$1,000.00 Value per Class B Unit	$299,999,962.50 Aggregate Value of Rollover Investor’s Class B Units

[____]	$0.00	$0.00

Aggregate Value of Parent Units	$299,999,962.50

Exhibit B

Equity Term Sheet

EXHIBIT B

TERM SHEET FOR CO-INVESTOR EQUITY

The following details certain terms for (i) a limited partnership agreement (the “LP Agreement”) to be entered into among Project Quick Ultimate Parent, LP, a Delaware limited partnership (the “Partnership”), Thoma Bravo Fund XIV, L.P., and certain affiliated investment funds (collectively, “TB”), the Rollover Investor set forth in the Contribution and Exchange Agreement to which this term sheet is attached (“Co-Investor”) and certain other equityholders and (ii) a registration rights agreement to be entered into among the Partnership, TB, Co-Investor and certain other equityholders, in each case in connection with the acquisition (the “Transaction”) by a direct or indirect wholly-owned subsidiary of the Partnership of all of the issued and outstanding stock of QAD Inc., a Delaware corporation (the “Target”).

Board of Managers	The Partnership shall be managed by a Board of Managers (the “Board”), which managers, subject to the immediately following sentence, shall all be appointed, removed and replaced solely by TB. Co-Investor shall be entitled to one seat on the Board (and any committee to which the Board might delegate broad duties such that such committee effectively acts like the Board, but excluding (for the avoidance of doubt) the audit and cyber security committees with customary duties) for so long as Co-Investor (including her Permitted Transferees) holds at least 40% of the equity acquired by Co-Invest pursuant to the Contribution and Exchange Agreement. An action of the Board will require the approval of a majority of the managers obtained at a meeting called with at least 24 hours notice or by written consent of the Board that is either unanimous or sent to Co-Investor no fewer than 48 hours prior to such action being effective.

Terms of Securities

TB and Co-Investor shall acquire equity interests of the Partnership in “strips” of Class A Units and Class B Units. For each dollar invested, Co-Investor shall receive the same strip of Class A Units and Class B Units received by TB in exchange for each dollar invested by TB. All of the invested dollars at Closing (including Co-Investor’s rollover contribution) will be allocated to the Class A Units for purposes of determining capital contributions.

The Class A Units will, in priority and preference to the Class B Units, entitle the holders thereof to an amount equal to the capital contributions with respect to the Class A Units plus any accrued and unpaid yield at a rate of 9% per annum, compounded quarterly (the “Liquidation Value”). After payment in full of the Liquidation Value, proceeds shall be allocated pro-rata amongst the holders of Class B Units in accordance with the LP Agreement.

Preemptive Rights	Co-Investor shall have customary preemptive rights (based on relative pro rata ownership) in the event that the Partnership or any of its subsidiaries authorizes the issuance or sale of any new equity securities (including securities convertible into equity securities) of the Partnership or any of its subsidiaries to TB or its affiliates, subject to customary exceptions.

Transfer Restrictions

Prior to a Sale of the Partnership (as defined below), Co-Investor shall not transfer, assign, pledge or otherwise dispose of any interest without the prior written consent of TB (which may be given or withheld in its sole discretion), except transfers (i) to Permitted Transferees, (ii) as a participating unitholder in a sale by TB, (iii) pursuant to a conversion of the Partnership or (iv) in an Approved Sale (as defined below).

In the case of Co-Investor, a transfer to a “Permitted Transferee” shall include transfers to (i) a trust solely for the benefit of Co-Investor and/or her spouse and/or descendants and any family partnership or similar estate planning vehicle, the partners, members or equityholders of which consist solely of Co-Investor, her spouse and/or descendants and (ii) family foundations for the benefit of Co-Investor and her spouse and/or descendants and (iii) to any other family member.

For the avoidance of doubt, Co-Investor shall not have the right to appoint or transfer Co-Investor’s Board seat.

Participation Rights	Prior to a Sale of the Partnership, if TB intends to transfer a portion of its interests (subject to customary exceptions, such as transfers to Permitted Transferees, which will include affiliated investment funds), Co-Investor will have customary “tag along” rights and be entitled to sell in the contemplated transfer the same class(es) of units at the same price as TB on a pro rata basis. Unitholders participating in such transfer shall be required to agree to the same terms as TB is required to agree to in connection with such transfer and shall (i) be required to pay their pro rata share (based on the amount of consideration received by such holder of Partnership units in such transfer for such holder’s units) of the aggregate expenses incurred by TB and the participating unitholders in connection with such transfer and (ii) join on a several, and not joint and several, basis (based on the amount of consideration received by such holder of Partnership Units in such transfer for such holder’s units) in any indemnification or other obligations that TB agrees to provide in connection with such transfer, up to the net proceeds actually received by such participating unitholder (other than such indemnification or other obligations that relate specifically to the equity interests of any such unitholder being transferred in the transaction), subject to customary conditions and limitations (including that (a) no participating holder shall be required to make representations or warranties that are different in any material respect from those made by all other participating holders, and (b) no participating holder shall be liable for the inaccuracy of any representation or warranty made by any other participating holder in connection with such transaction, other than the Partnership).

Sale of the Partnership	If TB approves a Sale of the Partnership (an “Approved Sale”), each holder of Partnership units shall vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger, equity exchange or consolidation, each holder of Partnership units shall waive any dissenters’ rights, appraisal rights or similar rights in connection with such merger, equity exchange or consolidation, (ii) sale of Partnership units or equity exchange, each holder of Partnership units shall agree to sell or exchange, as applicable, all of his, her or its Partnership units or rights to acquire Partnership units on the same terms and conditions applicable to TB or (iii) sale of the Partnership’s assets (including its wholly-owned subsidiaries), each holder of Partnership units shall, to the extent a vote is required, vote his, her or its Partnership units to approve such sale and

2

any subsequent liquidation of the Partnership or other pro rata distribution of the proceeds therefrom to the Partnership unitholders on a pari passu basis with TB in accordance with the distribution waterfall, whether by written consent or at a unitholders’ meeting.

Each holder of Partnership units shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as reasonably requested by the Board or TB. In connection with an Approved Sale, the holders of Partnership units shall agree to appoint Thoma Bravo, L.P. or its designee as the representative for all holders of Partnership units and Thoma Bravo, L.P. or its designee shall have customary rights and privileges as the representative and agent for the selling unitholders in such an Approved Sale, provided that Thoma Bravo, L.P. shall not be permitted to (I) serve as proxy, attorney-in-fact or otherwise execute any agreement on behalf of Co-Investor, (II) commence or defend litigation where Co-Investor is named as plaintiff or defendant without Co-Investor’s consent (it being understood that the foregoing limitation shall not restrict the Thoma Bravo, L.P.’s ability to commence or defend litigation on behalf of all partners collectively or to commence or defend litigation on behalf of the Partnership and its Subsidiaries) or agree to any term or condition as part of any settlement that would involve any obligation of Co-Investor other than the payment of monetary damages payable on a several and not joint and several basis by all similarly situated holders or (III) take any action on behalf of Co-Investor that is otherwise not permitted to be taken by TB under the LP Agreement.

Holders of Partnership units will (i) bear their pro rata (based upon the amount of consideration received by such holder of Partnership units in the Approved Sale for such holder’s units) portion of the costs of any Approved Sale to the extent such costs are incurred for the benefit of all holders of Partnership units and are not otherwise paid by the Partnership or the acquiring party and (ii) be obligated to join on a several, and not joint and several, basis (based upon the amount of consideration received by such holder of Partnership units in the Approved Sale for such holder’s units) in any indemnification or other obligations TB agrees to provide in connection with such Approved Sale, up to the net proceeds actually received by such unitholder (other than such indemnification or other obligations that relate specifically to any such unitholder), subject to customary conditions and limitations (including that (a) no holder shall be required to make representations or warranties that are different in any material respect from those made by all other holders, and (b) no holder shall be liable for the inaccuracy of any representation or warranty made by any other holder in connection with such transaction, other than the Partnership).

“Sale of the Partnership” means any transaction or series of related transactions pursuant to which any person(s) or entity(ies) in the aggregate acquire(s) (i) units of the Partnership possessing the power (other than voting rights accruing only in the event of a default, breach or event of noncompliance) to elect a majority of the Board (whether by merger, consolidation, reorganization, combination, sale or transfer of the Partnership’s units, unitholder or voting agreement, proxy, power of attorney or otherwise) or (ii) all or substantially all of the Partnership’s assets determined on a consolidated basis.

In the event that TB proposes to transfer any of its units to the Partnership, then TB shall have the right to compel the other holders to transfer their pro rata portion of the aggregate interests of the class or series of units so proposed to be transferred by TB, subject to the procedures and protections described above, as applicable.

3

Conversion to a Corporation; Subsidiary IPO	In the event TB desires to convert the Partnership into a corporation in connection with an IPO or for any other reason, the unitholders shall agree to take all actions requested by TB or the Partnership in connection with such conversion, including, without limitation, voting for or consenting to such conversion and entering into a stockholders agreement and/or other agreements reasonably necessary or appropriate in order to reflect substantially the same terms set forth in the LP Agreement, and the same economic terms in respect of the economic interests held by TB and Co-Investor; provided that Co-Investor’s consent shall be required for any conversion effected other than to facilitate an IPO if such conversion would reasonably be expected to be a taxable event to Co-Investor for U.S. federal income tax purposes and would have a disproportionate adverse economic effect on Co-Investor compared to TB (and for this purpose all TB and the Co-Investor shall be treated as having identical tax characteristics and attributes, including (1) being subject to identical tax rates and (2) being subject to tax in all of the same jurisdictions, and any matters involving Code Sections 704(c) and 737 and the applicable Treasury Regulations thereunder shall not be taken into account). Similarly, in the event TB desires to effect a subsidiary IPO, the unitholders shall agree to take all actions reasonably requested by TB or the Partnership in connection with such IPO, including, without limitation, voting for or consenting to any such actions necessary or desirable in connection therewith and entering into a stockholders agreement and/or other agreements necessary or appropriate in order to reflect substantially the same terms set forth in the LP Agreement.

Registration Rights	TB will have demand and piggy-back registration rights at the Partnership’s expense. Co-Investor will be entitled to participate (i.e., piggy back) on a pro rata basis (based on units held) with TB in any registered public offering of Partnership stock (following a reorganization). The Registration Rights Agreement will include customary holdback or lock-up covenants applicable equally to TB and Co-Investor with respect to the IPO and subsequent registered offerings. In addition, at TB’s request, TB and Co-Investor shall enter into a customary two-year coordination agreement in connection with an IPO, provided that each of TB and Co-Investor have the same pro rata access to liquidity. Co-Investor shall have the right to require the Partnership to file and keep effective a shelf-registration statement covering resales by Co-Investor following the second anniversary of the IPO.

Consent Rights

Co-Investor will have a consent right with respect to the following:

(i) non-arms’ length transactions between the Partnership or any of its subsidiaries, on the one hand, and TB or any of its affiliates, on the other hand, subject to customary exceptions for (a) commercial transactions with TB portfolio companies in the ordinary course of business on terms no less favorable in any material respect to the Partnership than would be generally available to other similarly situated companies not affiliated with TB, (b) expense reimbursement, D&O insurance and indemnification agreements, (c) customary compensation arrangements (whether in the form of cash and/or equity) with TB operating partners, (d) an advisory services agreement that provides for an annual monitoring fee equal to 1% of TB’s equity investment, expense reimbursement (including reimbursement of TB’s transaction expenses related to the Transaction) and customary indemnification, (f) an investment purchase agreement pursuant to which TB will acquire equity interests of the Partnership at the closing of the Transaction, and (g) TB’s credit fund participating (in a non-lead role and on terms no more favorable than other participants) in the credit facility or other debt of the Partnership or its Subsidiaries, including the receipt of payments and exercise of rights by TB’s credit fund in accordance with the terms of such credit facility or debt; and

(ii) any non-pro rata distributions to equityholders of the Partnership.

4

Information Rights	For so long as Co-Investor holds any outstanding Class B Units, Co-Investor shall receive from the Partnership unaudited quarterly financial statements, audited annual financial statements, an annual budget and such other information reasonably required for tax compliance purposes.

Approval Rights	None for Co-Investor; TB will have customary approval rights.

Voting Rights	No unitholder will have voting rights.

Dilution	Subject to the preemptive rights described above, each of TB and the other unitholders shall be diluted, without dilution protection, by any equity issued or sold to management, board members, operating partners, consultants or employees of the Partnership or its affiliates.

Amendments	Any amendment or change to the LP Agreement or Registration Rights Agreement that has a disproportionate and adverse effect on Co-Investor as compared to the other unit holders holding the same class of units shall require the prior written consent of Co-Investor.

Governing Law	This summary of terms, and the agreements to be entered into as described herein, shall be governed by and construed under the laws of the State of Delaware without giving effect to any conflict of law principles.

Tax Matters

The LP Agreement shall include a customary tax distribution provision.

The Partnership shall use the “traditional method” for purposes of making any allocations required under Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”).

For so long as Co-Investor is a unitholder of the Partnership, (X) at the written request of the Co-Investor, the Partnership shall provide Co-Investor with a copy of all income tax returns of the Partnership that have been filed for periods in which the Co-Investor was a unitholder provided that the Partnership in its discretion may redact any information with respect to other partners, and (Y) the Partnership shall use commercially reasonable efforts in connection with any taxable sale of a portion but not all of a specific class of property (including any class of stock of any corporate subsidiary of the Partnership) held by the Partnership to not disproportionately transfer property within such specific class of property that is 704(c) Property. For this purpose, “704(c) Property” means (i) property (other than cash) that was contributed by the Co-Investor or (ii) property issued to the Partnership with respect to property (other than cash) contributed by the Co-Investor to the Partnership that was “section 704(c) property” (within the meaning of Treasury Regulation Section 1.704-3) with respect to the Co-Investor. In the event that the Partnership makes any distribution of any property contributed to the Partnership by Co-Investor within seven years of such contribution and Co-Investor is otherwise entitled to participate in such distribution, the Partnership shall use commercially reasonable efforts to distribute such property to Co-Investor.

5